September 24, 2018

Josoeph Isaacs
Chief Executive Officer
Wadena Corp.
750 N. San Vicente, Suite 800 West
West Hollywood, CA 90069

       Re: Wadena Corp.
           Registration Statement on Form S-1
           Filed September 11, 2018
           File No. 333-227286

Dear Mr. Isaacs:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed September 11, 2018

Cover Page

1. Please provide the pricing information on the prospectus cover page as required by Item
       501(b)(3) of Regulation S-K. We note your disclosure in the summary that "until a market develops for our common stock, these shares may be sold at a price of $0.05 per share. If and when our common stock becomes quoted on the over-the-counter market, the
       shares...may be sold at prices and terms then prevailing...." Please note that we do not
       consider the OTC Pink sheets to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Therefore, please revise to indicate on the cover page which OTC Market system you plan to have your shares quoted on.
 Josoeph Isaacs
Wadena Corp.
September 24, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-
3357 with any questions.



                                                           Sincerely,
FirstName LastNameJosoeph Isaacs
                                                           Division of
Corporation Finance
Comapany NameWadena Corp.
                                                           Office of Beverages,
Apparel and
September 24, 2018 Page 2                                  Mining
FirstName LastName